SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                            ______________________

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No 9) *


                    Central European Media Enterprises Inc
                    ---------------------------------------
                               (Name of issuer)


                             Class A Common Shares
                        ------------------------------
                        (Title of Class of Securities)


                                   G20045103
                                --------------
                                (CUSIP Number)

   Mr P Acton, Mercury Asset Management plc
   33 King William Street, London EC4R 9AS     Tel No 0171 203 5743
  ------------------------------------------------------------------
  Name, Address and Telephone Number of Person Authorised to Receive
                     Notices and Communications)

                              December 3rd, 1997
            -------------------------------------------------------
            (Date of Event which Requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule13d-1 (b) (3) or (4), check the following box.      [ ]

Check the following box if a fee is being paid with the statement   [ ]    (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

2776
                                 Schedule 13D

CUSIP No. G20045103__________________________


1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

    MERCURY ASSET MANAGEMENT plc

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)  [ ]
                                                         (B)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [ ]

6   CITIZENSHIP OR PLACE OF ORGANISATION

    ENGLAND


                  7       SOLE VOTING POWER

 NUMBER OF                NONE
   SHARES
BENEFICIALLY      8       SHARED VOTING POWER
 OWNED BY
   EACH                   NONE
 REPORTING
  PERSON          9       SOLE DISPOSITIVE POWER
   WITH
                          2,169,950

                  10      SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)            [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     12.59%

14   TYPE OF REPORTING PERSON*

     IA
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      The class of equity securities to which this statement relates is the shares of Class 'A` Common Stock (the "Class 'A` Common Shares") of Central European Enterprises Inc (the "Company") whose principal executive offices are
located at Clarendon House, Church Street, Hamilton, Bermuda.   Its telephone
number is (441) 296 1413.

ITEM 2. Identity and Background

      This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

      Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

      Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

      The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

      Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or (b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4. Purpose of Transaction

      The Common Shares were acquired for the purpose of investment.

      (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

      Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

      (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or
      of       any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalisation or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

      (j) any action similar to any of those set forth above.

Item 5. Interest in Securities of the Issuer

      (a) See Item 2 above.   Subject thereto, Mercury has dispositive power
      with respect to 2,129,950 Common Shares or approximately 12.59% of the Common Shares outstanding.

      (b) See Item 2 above.

      (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

      (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or

      Relationships with Respect to Securities of the Issuer

      Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

        None.

                                   SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 5th , 1997



                                             for Mercury Asset Management plc.



                                             By /s/ James Stratford
                                               -------------------------
                                                Authorised Signatory
                                                  James Stratford


ANNEX A

                         MERCURY ASSET MANAGEMENT plc.

Executive Officers                                                       Principal
and Directors                          Business Address                  Occupation             Citizenship
------------------                     ----------------                  ----------             -----------
Chairman
--------

Stephen Anthony ZIMMERMAN              33 King William Street,           Investment              British
(Joint Chairman)                       London, EC4R 9AS.                 Director

Deputy Chairman
---------------

Carol GALLEY (Miss)                    33 King William Street,           Investment              British
(Deputy Chairman)                      London, EC4R 9AS.                 Director

Christopher Nigel                      33 King William Street,           Investment              British
HURST-BROWN                            London, EC4R 9AS                  Director
(Deputy Chairman)

Frederick David Stewart                33 King William Street,           Investment              British
ROSIER (Deputy Chairman)               London, EC4R 9AS                  Director

Vice Chairman
-------------

Ian Christopher Simon BARBY            33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Dr. Ross John BUNCE                    33 King William Street,           Investment              British
(Vice Chairman)                        London, EC4R 9AS                  Director

Andrew Searle DALTON                   33 King William Street,           Investment              British
(Vice Chairman)                        London, EC4R 9AS.                 Director

Charles Vivian JACKSON                 33 King William Street,           Investment              British
(Vice Chairman)                        London, EC4R 9AS                  Director

Directors
---------

Ian ARMITAGE                           33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Norman McLeod BACHOP                   33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Stuart John BAXTER                     33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Carol Consuelo BROOKE                  33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

John Loughlin CALLAHAN                 33 King William Street,           Investment              American
(Director)                             London, EC4R 9AS                  Director

David John CAUSER                      33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Thomas William George                  33 King William Street,           Investment              British
CHARLTON                               London, EC4R 9AS                  Director
(Director)

Nicholas James CHARRINGTON             33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Colin Martin CLARK                     33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Nicholas James COATS                   33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Stephen Benedict COHEN                 33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

John Nicholas COTTON                   33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Graham Richard DIXON                   33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Charles Bowen FARQUHARSON              33 King William Street,           Company                 British
(Company Secretary                     London, EC4R 9AS                  Secretary               & Director
& Director)

Christopher Nigel Holland              33 King William Street,           Investment              British
 FOSTER (Director)                     London, EC4R 9AS                  Director

Peter John GIBBS                       33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director


Peter John Woodville                   33 King William Street,           Investment              British
HARRISON (Director)                    London, EC4R 9AS                  Director

Paul HARWOOD                           33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Timothy John HASTON                    33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Andrew Malcolm                         33 King William Street            Investment              British
HUNTER-JOHNSTON                        London, EC4R 9AS                  Director
(Director)

Michael Francis Mostyn                 33 King William Street,           Investment              British
Owen JODRELL                           London, EC4R 9AS                  Director
(Director)

Andreas Christian Jutting              33 King William Street            Investment              Danish
LEHMAN                                 London, EC4R 9AS                  Director
(Director)

Gary LOWE                              33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

James Edward MACPHERSON                33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Keith Richard MULLINS                  33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Masaru NISHIZAWA                       Hibiya Kokusai Building,          Investment              Japanese
(Director)                             2-2-3 Uchisaiwaicho,              Director
                                       Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY             Level 25,101 Collins Street,      Investment              Australian
(Director)                             Melbourne,VIC 3000,Australia      Director

Thomas Andrew OATES                    33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Peter Vincent OLSBERG                  33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Roderick Louis PARIS                   33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

John PARSLOE                           33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Andrew Phillip PICKARD                 33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director


Ronald William PULLEN                  33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Julius Lawrence Mark PURSAILL          33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Nicholas King RITCHIE                  33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Alexander Frederick                    33 King William Street,           Investment              British
James ROE (Director)                   London, EC4R 9AS                  Director

Richard George ROYDS                   33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Lynn Christine RUDDICK                 33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Clifford John SHAW                     Hibiya Kokusai                    Director                British
(Director)                             Building,Investment
                                       7th Floor,
                                       2-2-3- Uchisaiwaicho,
                                       Chiyoda-ku, Tokyo 100

Ian Michael SLACK                      33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director


Peter William STANYER                  33 King William Street            Investment              British
(Director)                             London, EC4R 9AS                  Director


Rodney STEEL                           33 King William                   Director                British
(Director)                             StreetInvestment
                                       London, EC4R 9AS

Hugh Alexander STEVENSON               33 King William Street,           Chairman of             British
(Director)                             London, EC4R 9AS                  Mercury Asset
                                                                         Management
                                                                         Group plc

Stephen James THOMPSON                 33 King William Street,           Investment              British
(Director)                             London, EC4R 9AS                  Director

Barry William WOOLF                    33 King William Street,           Investment              British
(Director)                             London, EC4R 9ASDirector

Ewen Cameron WATT                      33 King William Street,           Investment              British
(Director)                             London, EC4R 9ASDirector

Kenichi YOSHIDA                        33 King William Street,           Investment              Japanese
(Director)                             London, EC4R 9AS                  Director


                      MERCURY ASSET MANAGEMENT GROUP plc

Executive Officers                                                       Principal
and Directors                          Business Address                  Occupation              Citizenship
------------------                     ----------------                  ----------              -----------
Chairman
--------

Hugh Alexander STEVENSON               33 King William Street,           Investment              British
(Chairman)                             London, EC4R 9AS.                 Director

Deputy Chairman
---------------

Stephen Anthony ZIMMERMAN              33 King William Street,           Investment              British
(Deputy Chairman)                      London, EC4R 9AS.                 Director

Vice Chairman
-------------

Carol GALLEY (Miss)                    33 King William Street,           Investment              British
(Vice Chairman)                        London, EC4R 9AS.                 Director

Company Secretary
-----------------

Charles Bowen FARQUHARSON              33 King William Street,           Company                 British
(Secretary)                            London, EC4R 9AS.                 Secretary

Directors
---------

Paul Graham BOSONNET                  33 King William Street,            Investment              British
(Director)                            London, EC4R 9AS.                  Director

David John CAUSER                     33 King William Street,            Investment              British
(Director)                            London, EC4R 9AS                   Director

Andrew Searle DALTON                  33 King William Street,            Investment              British
(Director)                            London, EC4R 9AS.                  Director

Peter Stormonth DARLING               33 King William Street,            Investment              British
(Director)                            London, EC4R 9AS                   Director

Hugh Jon FOULDS                       33 King William Street,            Investment              British
(Director)                            London, EC4R 9AS                   Director

Christopher Nigel                     33 King William Street,            Investment              British
HURST-BROWN (Director)                London, EC4R 9AS                   Director

Charles Vivian JACKSON                33 King William Street,            Investment              British
(Director)                            London, EC4R 9AS                   Director

Frederick David Stewart               33 King William Street,            Investment              British
ROSIER (Director)                     London, EC4R 9AS                   Director

John Charles Grayson                  33 King William Street,            Investment              British
STANCLIFFE                            London, EC4R 9AS                   Director
(Director)


                      Mercury Asset Management Group plc

                                Directors Lists

                             CORPORATE INFORMATION



                                                                         Field of                Country of
Name                                  Registered Office                  Activity                Incorporation
------------------------              -----------------                  --------                -------------

Mercury Asset Management              33 King William Street,            Holding Company         England
Group plc                             London, EC4R 9AS


Mercury Asset Management              33 King William Street,            Investment              England
plc                                   London, EC4R 9AS                   Management and
                                                                         Advice


ANNEX  B


                    Central European Media Enterprises Inc

                            CLASS 'A`COMMON SHARES


DATE            PURCHASE      SALE      PRICE PER      DAILY
                                        SHARE          TOTALS
04.15.97                                B/Fwd          1,921,550
04.15.97        29,400*                 31.125         1,950,950
04.17.97        15,000                  31.125         1,965,950
04.21.97        15,000                  26.500         1,980,950
04.28.97        20,000                  28.500         2,000,950
05.02.97        50,000                  28.000         2,050,950
05.27.97        4,000                   28.000         2,054,950
09.25.97        65,000                  25.625         2,119,950
12.02.97        5,000                   25.500         2,124,950
12.03.97        5,000                   25.750         2,129,950

* This deal was effective for April 15th but was not booked until April 16th.